KLEENAIR
SYSTEMS, INC.

January 10, 2006

VIA FACSIMILE AND US MAIL:
(202) 772-9218

Mr. Dennis C. Hult
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re: Comment Letter, dated January 6, 2006

Dear Mr. Hult:

Enclosed please find our response to your comment letter, dated January 6, 2006. The response corresponds to the specific items raised in your letter. Also, enclosed please find a revised copy of the Form 8-K which was filed on January 4, 2006, and a redlined version of the revised Form 8-K for your ease of reference. The revised 8-K is being filed on Edgar.

This is also to confirm that I understand that the Registrant is responsible for the adequacy and accuracy of the disclosure in filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K, dated January 4, 2006

1.    Pursuant to Item 304(a)(ii) of Regulation S-K, we have amended the 8-K to provide that:

"Each of the financial statements prepared by Robert Early & Company, P.C. pertaining to the period from January 1, 2004 through the present, has contained a qualification that its opinion 'was qualified based on the Company's ability to continue as a going concern.' During that period, no accountant's report has contained any other adverse opinion or a disclaimer of an opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles."

(1)

2.    We have amended the 8-K to provide that:

"During the period from January 1, 2004 through the present, there have been no disagreements with Robert Early & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Robert Early & Company, P.C., would have caused the accountant to make reference to the subject matter of the disagreement in connection with its reports."

Exhibit 16:

3.    We have attached a new letter from Robert Early & Company, P.C. to the revised 8-K.

Engagement of New Accountant:

4.	At such time as a new accountant is engaged for the Registrant, we will file an additional 8-K and comply with Regulation S-K, Item 304(a) (ii) in connection with the required disclosure on such 8-K.

Please contact me if you have any questions regarding our responses. We have only delayed the filing of the amended Forms in order to reduce the possibility of confusion from having multiple amendments filed.

Sincerely,

Isl Lionel Simons

Lionel Simons
Chief Executive Officer and
Chief Accounting Officer

cc:  Lawrence I. Washor, Esq.

(2)